SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
NetApp, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

64110D104
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Daniel J. Warmenhoven
Chief Executive Officer and Director
NetApp, Inc.
495 East Java Drive,
Sunnyvale, California 94089
(408) 822-6000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven E. Bochner, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 577,573,970	$ 32,228.63

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 36,102,463 shares of common stock of NetApp, Inc. having an aggregate value of $577,573,970 as of May 12, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX OF EXHIBITS
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(A)(1)(H)
EX-99.(D)(1)
EX-99.(D)(2)
EX-99.(D)(3)
EX-99.(D)(4)

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by NetApp, Inc., a Delaware corporation (“NetApp” or the “Company”), to exchange certain options to purchase up to an aggregate of 34,862,098 shares of the Company’s common stock with an exercise price greater than or equal to $22.00 per share that were granted before June 20, 2008 (“Eligible Options”), whether vested or unvested, for new restricted stock units (“RSUs”). The Company will exchange Eligible Options for RSUs on the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated May 22, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A); (ii) the form of E-Mail Announcement, attached hereto as Exhibit (a)(1)(B); (iii) the Election Form, attached hereto as Exhibit (a)(1)(C); (iii) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D); (iv) the form of Confirmation E-Mail/Letter to Employees who Elect to Participate in the Exchange Program, attached hereto as Exhibit (a)(1)(E); (v) the form of Reminder E-Mail, attached hereto as Exhibit (a)(1)(F); Screen Shots of the Offer Website, attached hereto as Exhibit (a)(1)(G); and (vi) the form of E-Mail to All Eligible Employees, attached hereto as Exhibit (a)(1)(H). The foregoing documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all employees of the Company or its subsidiaries who reside in the United States, Australia, Austria, People’s Republic of China, France, Germany, Hong Kong, India, Israel, Italy, Japan, Korea, the Netherlands, Singapore, Spain, Sweden, Switzerland, or the United Kingdom as of the commencement of the Exchange Offer and through the date exchanged Eligible Options are cancelled. Notwithstanding the foregoing, the Company’s executive officers and members of the Company’s board of directors as of the date of this Offer to Exchange are not eligible to participate in the Offer to Exchange.
     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     NetApp is the issuer of the securities subject to the Offer to Exchange. The address of the Company’s principal executive office is 495 East Java Drive, Sunnyvale, California 94089, and the Company’s telephone number at that address is (408) 822-6000. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning NetApp” is incorporated herein by reference.
     (b) Securities.
     As of May 18, 2009, the number of outstanding options to purchase shares of the Company’s common stock was 65,799,677. However, the Offer to Exchange applies only to outstanding options with an exercise price greater than or equal to $22.00 per share that were granted under the Plans (as defined in the “Summary Term Sheet and Questions and Answers” in the Offer to Exchange) before June 20, 2008 (the “Eligible Options”). As of May 18, 2009, there were Eligible Options to purchase 34,862,098 shares of the Company’s common stock.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the awards” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of awards; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange awards,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and granting of RSUs,” “Conditions of the offer,” “Price range of shares underlying the awards,” “Source and amount of consideration; terms of RSUs,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. See also the equity incentive plans, awards and related agreements attached hereto or incorporated by reference as exhibits (d)(1) through (d)(34).
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and granting of RSUs” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

     (b) Conditions.
     The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial statements” and “The Offer” titled “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2008, and the Quarterly Report on Form 10-Q, as filed with the SEC on March 2, 2009, are incorporated by reference herein and can be accessed electronically on the SEC’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.

Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.
     See the Exhibit Index immediately following the signature page of this Tender Offer Statement on Schedule TO.
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NETAPP, INC.
/s/ DANIEL J. WARMENHOVEN
Daniel J. Warmenhoven
Chief Executive Officer, Chairman of the Board

Date: May 22, 2009

INDEX OF EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated May 22, 2009.

(a)(1)(B)	Form of E-Mail Announcement.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-Mail/Letter to Employees who Elect to Participate in the Exchange Program.

(a)(1)(F)	Form of Reminder E-Mail.

(a)(1)(G)	Screen Shots of the Offer Website.

(a)(1)(H)	Form of E-Mail to All Eligible Employees.

(b)	Not applicable.

(d)(1)	Performance Unit Agreement.

(d)(2)	Performance Unit Agreement & Election to Transfer Employer’s Secondary Class 1 National Insurance Liability.

(d)(3)	Performance Unit Agreement-Israel.

(d)(4)	Performance Unit Agreement (India).

(d)(5)	Agreement and Plan of Merger by and among NetApp, Inc. Inc. Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, Inc.(13)

(d)(6)	The Company’s Amended and Restated Employee Stock Purchase Plan.(9)

(d)(7)	The Company’s Amended and Restated 1995 Stock Incentive Plan.(1)

(d)(8)	The Company’s Amended and Restated 1999 Stock Incentive Plan.(9)

(d)(9)	Spinnaker Networks, Inc. 2000 Stock Plan.(2)

(d)(10)	Alacritus, Inc. 2005 Stock Plan.(4)

(d)(11)	The Company’s Fiscal Year 2005 Incentive Compensation Plan.(3)

(d)(12)	The Company’s Deferred Compensation Plan.(5)

(d)(13)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1995 Stock Option Plan.(7)

(d)(14)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1995 Stock Option Plan (Chairman of the Board or any Board Committee Chairperson).(7)

(d)(15)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1995 Stock Option Plan (Restricted Stock Agreement).(7)

(d)(16)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan (Restricted Stock Unit Agreement).(7)

(d)(17)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan.(7)

(d)(18)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan (Change of Control).(7)

(d)(19)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan (China).(7)

(d)(20)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan (Non-Employee Director Automatic Stock Option — Annual).(7)

(d)(21)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan (Non-Employee Director Automatic Stock Option — Initial).(7)

(d)(22)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan (France).(7)

Exhibit
Number	Description
(d)(23)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan (India).(7)

(d)(24)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan (United Kingdom).(7)

(d)(25)	Form of Stock Option Grant Notice and Option Agreement under the Decru, Inc. Amended and Restated 2001 Equity Incentive Plan and the 2001 Equity Incentive Plan filed under Attachment II.(6)

(d)(26)	Form of Stock Option Grant Notice and Option Agreement under the Decru, Inc. 2001 Equity Incentive Plan and the 2001 Equity Incentive Plan filed under Attachment II.(6)

(d)(27)	Form of Early Exercise Stock Purchase Agreement under the Decru, Inc. 2001 Equity Incentive Plan.(6)

(d)(28)	Form of Restricted Stock Bonus Grant Notice and Agreement under the Decru, Inc. 2001 Equity Incentive Plan.(6)

(d)(29)	SANPro Systems, Inc. 2001 U.S. Stock Option Plan.(8)

(d)(30)	Topio, Inc. 2004 Israeli Share Option Plan.(8)

(d)(31)	Onaro, Inc. Amended and Restated 2002 Stock Option and Incentive Plan (including Appendix — Israeli Taxpayers).(10)

(d)(32)	Form of Stock Option Agreement approved for use under the Company’s amended and restated 1999 Stock Option Plan (Israel).(11)

(d)(33)	The Company’s Executive Compensation Plan.(9)

(d)(33)	Change of Control Severance Agreements (CEO).(12)

(d)(34)	Form of Change of Control Severance Agreements (Non-CEO Executives).(12)

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed as an exhibit to the Company’s Proxy Statement dated August 21, 1998.

(2)	Previously filed as an exhibit to the Company’s Form S-8 Registration Statement dated March 1, 2004.

(3)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K dated May 18, 2005.

(4)	Previously filed as an exhibit to the Company’s Form S-8 Registration Statement dated June 2, 2005.

(5)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K dated July 7, 2005.

(6)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K dated May 19, 2006.

(7)	Previously filed as an exhibit to the Company’s Annual Report on Form 10-K dated July 8, 2005.

(8)	Previously filed as an exhibit to the Company’s Form S-8 Registration Statement dated January 5, 2007.

(9)	Previously filed as an exhibit to the Company’s Proxy Statement dated July 25, 2007.

(10)	Previously filed as an exhibit to the Company’s Form S-8 Registration Statement dated February 25, 2008.

(11)	Previously filed as an exhibit to the Company’s Annual Report on Form 10-K dated June 24, 2008.

(12)	Previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q dated September 3, 2008.

(13)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K dated May 21, 2009.